Exhibit 99.1

NEWS RELEASE

AURINIA ESTABLISHES AT-THE-MARKET FACILITY

Victoria, British Columbia – November 30, 2018: Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) today announced that it has entered into an Open Market Sale Agreement (the “Sale Agreement”) with Jefferies LLC (“Jefferies”) pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings with Jefferies acting as sales agent or directly to Jefferies acting as principal, such common shares in the capital of the Company (“Common Shares”) as would have an aggregate offering price of up to US$30,000,000. Aurinia has also filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements Aurinia’s short form base shelf prospectus dated March 26, 2018, and Aurinia’s shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018. The listing of any shares sold pursuant to the ATM offering is subject to the approval of the Toronto Stock Exchange and NASDAQ. Jefferies, at Aurinia’s discretion and instruction, will use its commercially reasonable efforts to sell the Common Shares at market prices from time to time. Sales in the ATM offering will only be conducted in the United States through NASDAQ or another exchange at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.

Aurinia currently intends to use the proceeds from sales related to the ATM offering, if any, to fund its operations, including the clinical development and commercial production of voclosporin (whether for lupus nephritis (“LN”) or other indications), regulatory, pre-marketing and commercialization preparation activities for potential approval of voclosporin, primarily for LN but also potentially for other voclosporin indications, business development opportunities such as additional product in-licensing transactions, additional clinical trials or acquisitions of other businesses or products, capital expenditures and working capital.

Copies of the prospectus supplement and the accompanying prospectus relating to these securities may be obtained by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, New York 10022, by telephone at (877) 821-7388.

About Aurinia

Aurinia Pharmaceuticals is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the potential treatment of lupus nephritis, focal segmental glomerulosclerosis, and dry eye syndrome. The company is headquartered in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements in this press release include statements about the possible sales of Common Shares and statements of the current intended use of proceeds from the sale of shares, if any. The forward-looking statements may include, without limitation, statements that the net proceeds from the sale of the Common Shares will be used primarily to fund its operations, including clinical development and commercial production of voclosporin (whether for LN or other indications), regulatory, pre-marketing and commercialization preparation activities for voclosporin primarily for LN but also potentially for other voclosporin indications, business development opportunities such as additional product in-licensing transactions, additional clinical trials or acquisitions of other businesses or products, capital expenditures and working capital. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical programs, and the Company’s ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should review the prospectus supplement and accompanying prospectus and consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

For More Information:

Investor Contact:

Celia Economides

VP, Corporate & Public Affairs

ceconomides@auriniapharma.com

or

Media Contact:

Christopher Hippolyte

212-364-0458

Christopher.Hippolyte@inventivhealth.com